UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

Y 73760301
(CUSIP Number)

Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760301

1	NAMES OF REPORTING PERSONS
Jelco Delta Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,045,354(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,045,354(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,045,354(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (see Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Includes (i) 32,262,501 common shares issuable upon conversion of the convertible promissory notes in the principal of $3.80 million, $21.2 million, and $13.75 million, respectively (collectively “Jelco Notes”) held by Jelco Delta Holding Corp. (“Jelco”), (ii) 7,986,913 common shares issuable upon exercise of a common share purchase warrant at an exercise price of $0.70 per common share issued on January 8, 2021, pursuant to the Securities Purchase Agreement (the “SPA”) dated December 30, 2020, between the Issuer and Jelco, (iii) 955,730 common shares issuable upon exercise of a pre-funded common share purchase warrant issued on January 8, 2021, pursuant to the SPA, (iv) 4,285,714 common shares, and 4,285,714 common shares underlying common share purchase warrants, which Jelco has an option to acquire pursuant to the SPA, and (v) 113,970 common shares issuable upon the exercise of the Class B warrants issued to Jelco at an exercise price of $16.00 per common share, in each case subject to a 9.99% beneficial ownership blocker. The number of shares owned reported in this paragraph do not give effect to such 9.99% beneficial ownership blockers contained in certain warrants and convertible notes held by such beneficial owners, but the percentages set forth above do give effect to such beneficial ownership blockers.

Schedule 13D
CUSIP No.	Y 73760301

1	NAMES OF REPORTING PERSONS
Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,356

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Schedule 13D
CUSIP No.	Y 73760301

1	NAMES OF REPORTING PERSONS
Claudia Restis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,048,710 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,048,710 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,048,710 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Claudia Restis may be deemed to beneficially own 8,045,354 common shares of the Issuer through Jelco and 3,356 common shares of the Issuer through Comet Shipholding Inc. (“Comet”), each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco Delta Holding Corp. include (i) 32,262,501 common shares issuable upon conversion of the Jelco Notes, (ii) 7,986,913 common shares issuable upon exercise of a common share purchase warrant at an exercise price of $0.70 per common share issued on January 8, 2021, pursuant to the SPA, (iii) 955,730 common shares issuable upon exercise of a pre-funded common share purchase warrant issued on January 8, 2021, pursuant to the SPA, (iv) 4,285,714 common shares, and 4,285,714 common shares underlying common share purchase warrants, which Jelco has an option to acquire pursuant to the SPA, and (v) 113,970 common shares issuable upon the exercise of the Class B warrants issued to Jelco at an exercise price of $16.00 per common share. The number of shares owned reported in this paragraph do not give effect to the 9.99% beneficial ownership blockers contained in certain warrants and convertible notes held by such beneficial owners, but the percentages in the table above do give effect to such beneficial ownership blockers. See Item 4.

Schedule 13D
CUSIP No.	Y 73760301

INTRODUCTION

This Amendment No. 23 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership of the Common Shares (as defined in Item 1), based on information provided by the Issuer (as defined in Item 1) regarding an increase in the number of Common Shares outstanding.

This Amendment No. 23 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Shares of the Issuer.

ITEM 1.	Security and Issuer.

This statement relates to the common shares, par value $0.0001 per share (“Common Shares”) issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at 154 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.

ITEM 2.	Identity and Background.

(a) - (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy

(1)	Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.

(c) Except as set forth herein, no other transactions in the common shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) - (e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on June 26, 2020.

ITEM 4.	Purpose of Transaction.

(a) - (b)

As of the close of the business on January 27, 2021, Claudia Restis may be deemed to beneficially own 8,045,354 common shares of the Issuer through Jelco and 3,356 common shares of the Issuer through Comet, each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco Delta Holding Corp. include (i) 32,262,501 common shares issuable upon conversion of the Jelco Notes, (ii) 7,986,913 common shares issuable upon exercise of a common share purchase warrant at an exercise price of $0.70 per common share issued on January 8, 2021, pursuant to the SPA, (iii) 955,730 common shares issuable upon exercise of a pre-funded common share purchase warrant issued on January 8, 2021, pursuant to the SPA, (iv) 4,285,714 common shares, and 4,285,714 common shares underlying common share purchase warrants, which Jelco has an option to acquire pursuant to the SPA, and (v) 113,970 common shares issuable upon the exercise of the Class B warrants issued to Jelco at an exercise price of $16.00 per common share. The number of shares owned reported in this paragraph do not give effect to the 9.99% beneficial ownership blockers contained in certain warrants and convertible notes held by such beneficial owners, but the percentages in the tables above do give effect to such beneficial ownership blockers.

ITEM 5.	Interest in Securities of the Issuer.

(a) - (b) Based on information provided by the Issuer, the Issuer had 80,567,668 common shares outstanding as of January 27, 2021. Based upon the foregoing, as of January 27, 2021, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of Shares Beneficially	Voting			Dispositive
Name	Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	9.99%	0	8,045,354	(1)	0	8,045,354	(1)
Comet Shipholding Inc.	0.0%	0	3,356		0	3,356
Claudia Restis	9.99%	0	8,048,710	(1)(2)	0	8,048,710	(1)(2)

(1)	Includes (i) 32,262,501 common shares issuable upon conversion of the Jelco Notes, (ii) 7,986,913 common shares issuable upon exercise of a common share purchase warrant at an exercise price of $0.70 per common share issued on January 8, 2021, pursuant to the SPA, (iii) 955,730 common shares issuable upon exercise of a pre-funded common share purchase warrant issued on January 8, 2021, pursuant to the SPA, (iv) 4,285,714 common shares, and 4,285,714 common shares underlying common share purchase warrants, which Jelco has an option to acquire pursuant to the SPA, and (v) 113,970 common shares issuable upon the exercise of the Class B warrants issued to Jelco at an exercise price of $16.00 per common share. The number of shares owned reported in this paragraph and in the table above do not give effect to the 9.99% beneficial ownership blockers contained in certain warrants and convertible notes held by such beneficial owners, but the percentages in the table above do give effect to such beneficial ownership blockers. See Item 4.

(2)	Claudia Restis may be deemed to beneficially own 8,045,354 common shares of the Issuer through Jelco Delta Holding Corp. and 3,356 common shares of the Issuer through Comet, each through a revocable trust of which she is beneficiary.

(c) N/A

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer reached final agreements with certain of its senior lenders and junior lender, for the financial restructuring of a total of $179 million, consisting of four senior credit, three junior credit facilities and three junior convertible notes on January 12, 2021. As part of this financial restructuring plan, the Issuer entered following agreements with Jelco. The financial restructuring plan and agreements disclosed hereunder were previously disclosed in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on January 15, 2021.

Securities Purchase Agreement

Jelco and the Issuer entered into a Securities Purchase Agreement (the “SPA”) on December 30, 2020, which sets forth the terms of the restructuring of the outstanding loan facilities and convertible notes between the Issuer and Jelco, consisting of a loan facility of originally up to $12.8 million (the “First Jelco Loan Facility”), a loan facility of originally up to $16.2 million (the “Second Jelco Loan Facility”), a loan facility of originally $7.0 million (the “Fourth Jelco Loan Facility” and together with the First Jelco Loan Facility and the Second Loan Facility, the “Jelco Loan Facilities”), a convertible promissory note in the principal amount of $4.0 million (the “First Jelco Note”), a revolving convertible promissory note in the principal amount of $21.2 million (the “Second Jelco Note”) and a convertible promissory note in the principal amount of $13.75 million (the “Third Jelco Note” and together with the First Jelco Note and Second Jelco Note, the “Jelco Notes”).

Pursuant to the Securities Purchase Agreement:

●	The Issuer prepaid $6.5 million of the principal amount of the Second Jelco Loan Facility on December 31, 2020.

●	In exchange for the forgiveness by Jelco of all accrued and unpaid interest under the Jelco Loan Facilities and Jelco Notes through December 31, 2020 in an aggregate amount of $4.3 million and an amendment fee of $1.2 million, the Issuer issued, on January 8, 2021, 7,986,913 units (“Units”) at a price of $0.70 per Unit, with each Unit consisting of one common share of the Issuer (a “Common Share”) (or, at Jelco’s option, one pre-funded warrant in lieu of such Common Share) and one warrant to purchase one Common Share at an exercise price of $0.70.

●	The Issuer granted Jelco an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the forgiveness of principal under the Second Jelco Loan Facility in an amount equal to the aggregate purchase price of the Units.

●	The Issuer granted Jelco customary registration rights as described below.

●	The Issuer and Jelco agreed to amend the terms of each of the Jelco Loan Facilities and Jelco Notes pursuant to the omnibus supplemental agreements described below, including to extend the maturity date to December 31, 2024, to reduce the annual interest rate to 5.5% and to amend the conversion price under the Jelco Notes to $1.20 per Common Share.

●	Jelco agreed to a standstill undertaking, applicable for at least as long as the Common Shares are listed on Nasdaq, precluding any acquisition of the Common Shares, including through the exercise of warrants or the conversion of the Jelco Notes, to the extent that it would result in Jelco or its affiliates beneficially owning, including controlling the voting or disposition of, more than 9.99% of the outstanding Common Shares after giving effect to the acquisition.

●	Jelco waived any and all prior breaches and events of default under the Jelco Loan Facilities and Jelco Notes.

The Securities Purchase Agreement and the transactions contemplated therein were approved by an independent committee of the Issuer’s board of directors.

The terms of the warrants and pre-funded warrants issued as part of Units are substantially the same as those of the Class E warrants and pre-funded warrants issued in the Issuer’s public offering in August 2020. Following the issuance of 7,031,183 Common Shares, 955,730 pre-funded warrants and 7,986,913 warrants issued to Jelco as part of Units on January 8, 2021, the Issuer has issued and outstanding 75,346,168 Common Shares.

Registration Rights Agreement

On December 31, 2020, the Issuer and Jelco entered into a registration rights agreement pursuant to which the Issuer agreed to file a registration statement covering the resale by Jelco of:

(i) 7,986,913 Common Shares issued (or issuable upon exercise of pre-funded warrants issued) on January 8, 2021 pursuant to the Securities Purchase Agreement;

(ii) 7,986,913 Common Shares issuable upon the exercise, at an exercise price of $0.70 per Common Share, of warrants issued on January 8, 2021 pursuant to the Securities Purchase Agreement;

(iii) any Common Shares which are issued (or issuable upon exercise of warrants or pre-funded warrants issued) prior to the filing of the registration statement pursuant to Jelco’s option to purchase additional Units described above; and

(iv) 32,262,501 Common Shares if issued upon conversion of the Jelco Notes at a conversion price of $1.20 per Common Share.

The registration rights agreement also provides for piggyback registration rights, with customary cutbacks, with respect to such Common Shares.

Omnibus Loan Supplemental Agreement

On December 31, 2020, the Issuer entered into an omnibus supplemental agreement (the “Omnibus Loan Supplemental Agreement”), amending each of the Jelco Loan Facilities to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i) accrued and unpaid interest of an aggregate of $1.92 million through December 31, 2020 was deemed fully and finally settled;

(ii) the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii) the maturity date was extended to December 31, 2024;

(iv) the addition of cash sweep provisions whereby the Issuer will make prepayments semi-annually commencing the fiscal quarter ending March 31, 2021 of the greater of the Issuer’s cash balances in excess of $25.0 million or the revenue of the Issuer’s Capesize fleet attributable to a time charter equivalent rate in excess of $18,000 but not exceeding $21,000;

(v) a mandatory prepayment on each of December 31, 2022 and December 31, 2023 of $8.0 million less any prepayments previously made under the cash sweep provisions;

(vi) an option to apply the proceeds of any cash exercise of the warrants issued to Jelco as part of Units as a prepayment;

(vii) an amendment to the existing mandatory prepayment provisions in the First Jelco Loan Facility and Fourth Jelco Loan Facility such that the Issuer will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Issuer’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vii) above, the “Mandatory Prepayment Obligations”); and

(viii) a cap of $12.0 million on all Mandatory Prepayment Obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $16.9 million was outstanding under the Jelco Loan Facilities.

Omnibus Note Supplemental Agreement

On December 31, 2020, the Issuer entered into an omnibus supplemental agreement (the “Omnibus Note Supplemental Agreement”), amending each of the Jelco Notes to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i) accrued and unpaid interest of an aggregate of $2.43 million through December 31, 2020 was deemed fully and finally settled;

(ii) the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii) the maturity date was extended to December 31, 2024;

(iv) the conversion price was amended to $1.20 per Common Share;

(v) the existing conversion provision was amended to include a beneficial ownership limitation of 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion; and

(vi) the addition of provisions analogous to the Mandatory Prepayment Obligations requiring mandatory prepayment of the Jelco Notes following the full repayment of the Jelco Loan Facilities, and a cap of $12.0 million on all such mandatory prepayment obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $38.7 million was outstanding under the Jelco Notes.

The foregoing summary description of the agreements entered into with Jelco is not complete and is qualified by reference to the full text of the agreements attached as exhibits hereto. The Securities Purchase Agreement, the Registration Rights Agreement, the form of warrant and form of pre-funded warrant issued to Jelco, the Omnibus Loan Supplemental Agreement and the Omnibus Note Supplemental Agreement are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, hereto and incorporated in this Item 6 by reference.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement, dated December 30, 2020, between the Issuer and Jelco (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Exhibit 99.2	Registration Rights Agreement, dated December 31, 2020, between the Issuer and Jelco (incorporated by reference to Exhibit 99.3 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Exhibit 99.3	Form of Warrant (incorporated by reference to Exhibit 99.4 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Exhibit 99.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 99.5 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Exhibit 99.5	Omnibus Loan Supplemental Agreement, dated December 31, 2020, among the Issuer, Jelco, Partner Shipping Co. Limited and Emperor Holding Ltd. (incorporated by reference to Exhibit 99.6 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Exhibit 99.6	Omnibus Note Supplemental Agreement, dated December 31, 2020, among the Issuer, Jelco, Partner Shipping Co. Limited and Emperor Holding Ltd. (incorporated by reference to Exhibit 99.7 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis